As filed with the Securities and Exchange Commission on July 18, 2001


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               Pierre Foods, Inc.

                       (Name of Subject Company (Issuer))


              William E. Simon & Sons Private Equity Partners, L.P.

                            (Names of Filing Persons)


                    COMMON STOCK, NO PAR VALUE, TOGETHER WITH
                        THE ASSOCIATED RIGHTS TO PURCHASE
                  SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

                         (Title of Class of Securities)

                                   720830 10 8

                      (CUSIP Number of Class of Securities)

                              Erik M. W. Caspersen
                                    Principal
                             William E. Simon & Sons
                                310 South Street
                            Morristown, NJ 07962-1913
                                 (973) 682-2683

                (Name, address, and telephone numbers of person
                       authorized to receive notices and
                  communications on behalf of filing persons)

                                 with a copy to:

                               David M. Kies, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000

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                            CALCULATION OF FILING FEE
     Transaction valuation                            Amount of filing fee

Not Applicable.

-------------------------------------------------------------------------------

[_]      Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

[X]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]      third-party tender offer subject to Rule 14d-1.
[_]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

On July 18, 2001, William E. Simon & Sons and Triton Partners delivered the following proposal to the Special Committee of the Board of Directors of Pierre
Foods:


July 18, 2001


Mr. Bobby G. Holman
4090 Golf Drive
Conover, NC  28613

Mr. E. Edwin Bradford
P.O. Box 3081
Hickory, NC  28603

Mr. Bruce E. Meisner
1316 2nd Street NE
Suite No. 8
Hickory, NC  28601


Dear Sirs:

         We have reviewed your recent SEC filings outlining the proposed transaction between PF Management, Inc., James C. Richardson, Jr., and David R. Clark (together, the "Related Party Acquisition Group") and Pierre Foods, Inc. (the "Company") and good business judgement dictates that we offer the Company a transaction that is far better for your respective shareholders, employees, customers and communities than the proposed merger your shareholders are currently considering. William E. Simon & Sons ("Simon"), a merchant bank with in excess of $1 billion in assets which was founded by the eponymous former Secretary of the Treasury, and Triton Partners ("Triton"), an institutional investment manager with in excess of $1 billion in assets and which is currently a holder of Pierre Foods 10 3/4% Notes due 2006 (the "Notes"), together make the following superior proposal. Simon and Triton are making this proposal with the support of holders of a majority of the Notes.

     1. Consideration: Through an appropriate acquisition entity, Simon and Triton would make a tender offer to purchase all outstanding shares of common stock, no par value, of the Company, together with the associated rights to purchase Series A Junior Participating Preferred Stock (the "Common Stock") for $2.50 per share, net to seller in cash (the "Offer Price"). The offer would be conditioned on (i) there being validly tendered prior to the expiration date and not withdrawn a number of shares of Common Stock constituting at least a majority of the outstanding shares of Common Stock (the "Minimum Condition") and
         (ii) the Board of Directors of the Company having voted to redeem the Company's outstanding preferred stock purchase rights. We are able to provide such consideration with cash currently under our control.

     2. Minimum Condition: We are prepared to make a tender offer to purchase any and all outstanding shares of Common Stock without a Minimum Condition provided that the Company arranges for us to receive board representation if we purchase in excess of 10% of the outstanding Common Stock.

     3. Terms and Conditions: We are prepared to enter into a merger agreement, providing for our cash tender offer, on substantially the same conditions as your current agreement with the Related Party Acquisition Group.

     4. Change of Control and Other Indenture Matters: We have taken measures to ensure that a majority of interest of the Noteholders will authorize the execution of a supplemental indenture governing the Notes (a

         "Supplemental Indenture") which will exempt this proposed transaction from the Change in Control provisions of Section 4.14 of the Indenture governing the Notes or the authorization of any other Supplemental Indenture that may otherwise be necessary or appropriate to effect this proposed transaction.

     5. Timing: Recognizing the advanced stage of the Related Party Acquisition Group's proposed transaction, we are prepared to document and close our superior proposal on a highly expeditious basis and stand ready to conform to your schedule.

     We trust that you will find the above terms of our offer acceptable, and we hereby request a meeting with you as soon as possible to discuss our offer and appropriate next steps. You may contact us directly by telephone at 973-682-2683 (Erik Caspersen) and 212-792-2175 (Daniel Arbess) or through our counsel, David
M. Kies of Sullivan & Cromwell at 212-558-3718.

     We assume you will be making prompt public disclosure of this letter in accordance with applicable securities laws. In light of the substantial premium we are offering to the Related Party Acquisition Group's bid, we also request that the Company immediately suspend its efforts to close the proposed transaction with the Related Party Acquisition Group, including any efforts with respect to any securities filings related thereto, until you have had an opportunity to appropriately respond to our offer. In the meantime, we also stand ready to provide you with any assurances or evidence that you require with respect to our ability to deliver either the consideration reflected in the Offer Price or the Supplemental Indenture. As indicated by the Offer Price, we look forward to the prospect of becoming a long term equity partner of the Company and its many stakeholders.



      Sincerely yours,

      WILLIAM E. SIMON & SONS                 TRITON PARTNERS


      By:    /s/ Erik M. W. Caspersen        By:   /s/  Daniel J. Arbess
           --------------------------             ------------------------
           Title:  Principal                      Title:  Managing Partner

cc:   Mr. Norbert E. Woodhams
      Ms. Pamela M. Witters
      Patrick Daugherty, Esq.
      Mr. James C. Richardson, Jr.
      Mr. David R. Clark


               ***************************************************

PIERRE FOODS, INC. SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT FILED BY WILLIAM E. SIMON & SONS PRIVATE EQUITY PARTNERS, L.P. AND TRITON PARTNERS WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION
THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These documents will be made available by William E. Simon & Sons and Triton Partners to all holders of Pierre Foods common stock at no expense to them. These documents also will be made available at no charge at the SEC website at www.sec.gov. The proposal above and this filing are neither an offer to purchase nor a solicitation of an offer to sell securities of Pierre Foods. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer. Additional information about William E. Simon & Sons is available at its website, www.wesandsons.com. Additional information about Triton Partners is available at its website, www.tritonpartners.com.